

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

David Quinn
Chief Financial Officer
Atlas Technical Consultants, Inc.
13215 Bee Cave Parkway
Building B, Suite 230
Austin, TX 78738

>   **Re: Atlas Technical Consultants, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed March 16, 2020**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2020**
>   **Filed August 10, 2020**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2020**
>   **Filed May 11, 2020**
>   **File No. 001-38745**

Dear Mr. Quinn:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2020

Exhibits

1.   It appears your officer certifications filed under Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please revise your filing to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13. This comment also applies to your Form 10-Q for fiscal quarter ended March 31, 2020.

David Quinn
Atlas Technical Consultants, Inc.
August 31, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services